

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 5, 2010

Mr. Eddie M. LeBlanc, III, Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

      Re: Quest Resource Corporation
              Form 10-K/A
              Filed July 29, 2009
              File No. 0-17371

Dear Mr. LeBlanc:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director